As filed with the Securities and Exchange Commission on July 11, 2016
Registration No. 001-13202

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2015
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the transition period from        to

Commission File Number:  001-13202

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nokia USA Inc. Retirement Savings and Investment Plan

Nokia USA Inc.

200 South Mathilda Avenue

Sunnyvale, California 94086

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nokia Corporation

Karaportti 3

FI-02610

Espoo, Finland

Nokia USA Inc. Retirement Savings and Investment Plan

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements and Supplemental Information as of December 31, 2015 and 2014, and for the year ended December 31, 2015	5 - 18

Signature Page	19

Index To Exhibits	20

Consents of Independent Registered Public Accounting Firms (Filed herewith as Exhibit 23.1 & Exhibit 23.2)

15950 N. Dallas Parkway, Suite 600 Dallas, Texas 75248 t 972.661.1843 f 972.490.4120

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Nokia USA Inc.
Nokia USA Inc. Retirement Savings and Investment Plan

We have audited the accompanying Statement of Net Assets Available for Benefits of the Nokia USA Inc. Retirement Savings and Investment Plan (the Plan) as of December 31, 2015, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Benefits of the Plan as of December 31, 2015, and the Changes in Net Assets Available for Benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Delinquent Participant Contributions for the year ended December 31, 2015, and of Assets (Held at End of Year) as of December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA).  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with ERISA.  In our opinion, the supplemental information included in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Travis Wolff, LLP

Certified Public Accountants
July 11, 2016
Dallas, Texas

Assurance | Tax | Advisory
Learn more at traviswolff.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Nokia USA Inc. Retirement Savings and Investment Plan
Sunnyvale, California

We have audited the accompanying statement of net assets available for benefits of the Nokia USA Inc. Retirement Savings and Investment Plan as of December 31, 2014, and the related statement of changes in net assets available for benefits for the period from April 25, 2014 to December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the period from April 25, 2014 to December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2014 and for the period from April 25, 2014 to December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of Nokia USA Inc. Retirement Savings and Investment Plan’s financial statements.  The supplemental schedules are the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules.  In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 25, 2015

Nokia USA Inc. Retirement Savings and Investment Plan
Financial Statements and Supplemental Schedules
December 31, 2015 and 2014

Nokia USA Inc. Retirement Savings and Investment Plan
Contents

Report of Independent Registered Public Accounting Firm	4
Predecessor audit opinion

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	7

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015	8

Notes to Financial Statements	9–15

Supplemental Schedules

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	17

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2015	18

Note:
Other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Nokia USA Inc. Retirement Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets
Investments, at fair value	$63,868,665	$239,388,793
Receivables:
Notes receivable from participants	431,005	3,226,257
Exchange of funds in transit	3,991	-
Net assets available for benefits at fair value	64,303,661	242,615,050

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(32,363)	(194,432)

Net assets available for benefits	$64,271,298	$242,420,618

The accompanying notes are an integral part of these financial statements.

Nokia USA Inc. Retirement Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2015

Additions:
Investment and other income (loss):
Net (depreciation) in fair value of investments	$(6,160,165)
Interest income from notes receivable from participants	89,479
Dividend and other interest income	4,477,703
(1,592,983)
Contributions:
Employer	15,181,018
Participant	19,133,831
Rollovers	3,519,731
37,834,580
Deductions:
Benefits paid to participants	(21,132,405)
Administrative expenses and other	(385,739)
(21,518,144)
Net increase prior to transfers	14,723,453

Transfers to plan	2,966,920
Transfers out of plan	(195,839,693)
Net assets available for benefits
Beginning of year	242,420,618
End of year	$64,271,298

The accompanying notes are an integral part of these financial statements.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements December 31, 2015 and 2014

Note 1 - Description of Plan

The following description of the Nokia USA Inc. Retirement Savings and Investment Plan (the “Plan”) provides only general information.  More complete information regarding items such as eligibility requirements, vesting and benefit provisions may be found in the plan document, which is available to all Plan participants upon request.

General
The Plan is a defined contribution plan that covers eligible employees of Nokia USA, Inc., and its affiliates (the “Company” or “Nokia”).  The Plan is subject to the provisions of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan administrator, Nokia, retains responsibility for oversight of the Plan and the Plan’s day-to-day administration.

The Plan was created effective April 25, 2014 to replace the Nokia Retirement Savings and Investment Plan which was transferred to Microsoft Corporation along with the sale of Nokia’s Devices and Services business. The Nokia Retirement Savings and Investment Plan served both Nokia Inc. employees and employees of the Company. In 2015, assets related to Nokia’s acquisition of Medio Systems, Inc. totaling $2,966,920 were transferred into the Plan from the Medio Systems, Inc. 401(k) Plan. Transfers out amounted to $195,888,416 of which $3,301,643 was transferred to the Nokia Solutions and Networks Savings Plan. The remaining $192,586,773was transferred to a new plan created upon the sale of the HERE business, a Nokia affiliate.

Eligibility
Employees are eligible to participate in the Plan after completing one hour of service and attaining age 18; however, interns, part time employees and cooperatives are not eligible to participate in the Plan.

Contributions
Participant contributions take the form of before-tax contributions and are deferred for federal income tax purposes.  The Plan does not allow for voluntary after-tax contributions for employees working in the United States.  Voluntary after-tax contributions are permitted with respect to those participants who are working outside the United States on temporary assignments.

Participants may also contribute rollover contributions from other qualified plans.

Participants contribute a percentage of their compensation, as defined in the plan document.  The maximum contribution rate is 50% of eligible compensation of which up to $18,000 (the maximum annual salary deferral contribution limit as set forth by the Internal Revenue Code (the “Code”) for the 2015 Plan year (the “Plan Year”) may be made pre-tax.  All participants who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year were eligible to make additional catch-up contributions of up to $6,000 during the Plan Year.

Participant contributions are matched by the Company in cash at the rate of one dollar per dollar up to 8% of the participants’ eligible earnings.  Contributions made by participants and the related company match are invested based on each participant’s election and can be in any combination of investment options under the Plan.  The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.  Additional discretionary Company contributions may be made upon the approval of the Company’s Board of Directors.  The Company made no additional discretionary contributions for the Plan year ended December 31, 2015.

There are no restrictions on moving participant contributions and related Company contributions out of the Nokia stock investment option.

Participant and Company contributions are subject to certain IRS limitations.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements December 31, 2015 and 2014

Participant Accounts
Each participant’s account is credited with the participant’s voluntary contributions, the Company’s matching contribution, an allocation of the Company’s discretionary contribution, if any, and an allocation of investment income from each fund as defined in the plan document.  Plan earnings or losses are allocated to or deducted from a participant’s account at the rate attributable to the participant’s specific account balance on each day the New York Stock Exchange is open for business or any other day selected by the Plan’s 401(k) committee.  Additionally, the Plan has certain expenses that are deducted from participant accounts. Transaction based fees are associated with optional services under the Plan, and are charged directly to participant accounts for particular Plan features that may be available, such as a participant loan or the maintenance of a terminated participant account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants
Participants are able to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance at market interest rates payable under various term lengths specified in the loan agreement.  The notes receivable from participants, maturing at various dates through 2044, are collateralized by the balance in the participant’s account.  The notes receivable from participants bear interest rates that reflect the prime rate for the month when issued and were equal to 3.25% at December 31, 2015.  Principal and interest is repaid ratably through bi-monthly payroll deductions.  Notes receivable from participants are carried at unpaid principal plus accrued interest.

Vesting
Participants vest in employer contributions at a rate of 25% per year of service, reaching full vesting after four years of service.  Participants are always fully vested in their contributions and earnings thereon.

Forfeitures
At December 31, 2015, forfeited nonvested accounts were $87,313.  These accounts are generally used to reduce future Company contributions or pay Plan administrative fees.  In 2015, forfeitures in the amount of $277,940 were used to reduce Company contributions.

Payment of Benefits
Upon termination of employment for reasons other than disability or death, participants’ benefits will be payable as follows (subject to spousal rights, if any):

Nokia ADR shares are paid out in cash or certificates as requested by the participant.  Fractional shares are paid in cash.

A participant whose vested account is more than $1,000 may elect to have benefits paid in a lump-sum payment or may choose to leave funds in the Plan up to age 70½.

A participant who has a vested account balance of $1,000 or less will automatically be paid in a lump-sum payment.

The Plan provides that upon termination of employment due to retirement, disability, death or upon attainment of age 65, the Plan’s trustee may commence distribution of the participant’s vested account by payment of a lump sum, partial payments, or a series of installments in accordance with the provisions of the plan document.

In addition to the foregoing, participants are permitted to request in-service distribution from their vested Plan accounts at any time after having attained age 59½.

Plan Termination
While it has not expressed any intent to do so, the Company may discontinue the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination participants will become 100% vested in their accounts.  Assets in the Plan will be distributed in accordance with the plan document.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements December 31, 2015 and 2014

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Income Recognition and Investment Valuation
Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest income is recognized on the accrual basis. Investments are reported at fair value.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation or (depreciation) in the fair value of its investments, which consists of the realized gains and losses on sales of investments and the unrealized appreciation or (depreciation) on those investments.

In May 2015, the Financial Accounting Standards Board amended the Accounting Standards Codification (“ASC”) to update the presentation of certain investments measured at net asset value within the fair value hierarchy.  The amendment requires these investments to be removed from the fair value hierarchy categorization and presented as a single reconciling item between the fair value of investments reported on the statement of net assets and the amounts reported in the fair value hierarchy table. The amendment is to be applied retrospectively and is effective for fiscal years and the interim periods within those year beginning after December 15, 2016 with early adoption permitted. The Plan is currently evaluating the impact of adopting this ASC amendment, but does not expect it to have a material impact.

In July 2015, the Financial Accounting Standards Board amended the Accounting Standards Codification (“ASC”) to update the reporting for fully benefit-responsive investment contracts (Part I) and update disclosure requirements (Part II). . The amendment is to be applied retrospectively and is effective for fiscal years and the interim periods within those year beginning after December 15, 2016 with early adoption permitted. The Plan is currently evaluating the impact of adopting this ASC amendment, but does not expect it to have a material impact

Fully Benefit-Responsive Investment Contracts
While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in a fully benefit-responsive contract, through its investment in a stable value fund.

Plan Expenses
Expenses incurred by the Plan for certain administration fees and certain investment charges are paid by the Plan.  Audit fees and all other operating expenses of the Plan are paid by the Company.

Risks and Uncertainties
The Plan invests in various investments.  Investments are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain Plan investments, it is at least reasonably possible that changes in the values of investments will continue to occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Estimates also affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Benefits
Benefit distributions to participants are recorded when paid.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements December 31, 2015 and 2014

Note 3 - Investments

Investments that represent 5% or more of the Plan’s net assets at the end of the year are as follows:

	2015	2014
Collective investment trust:
Fidelity Managed Income Portfolio II Fund (Contract value: 2015 $4,507,818and 2014 $13,314,842)	$4,540,182	$13,509,274

Mutual funds:
American Balanced Fund	3,687,972	19,212,223
American Euro Pacific Growth Fund	3,437,375	17,360,170
PIMCO Total Return Fund	3,872,487	18,187,438
Vanguard Institutional Index Fund	10,235,490	51,101,814
Spartan Extended Market Index Fund	3,253,989	21,175,986
Vanguard Ret 2040	4,447,944	*
Vanguard Ret 2025	3,314,479	*
Vanguard Ret 2035	3,371,455	*
Vanguard Windsor II Fund	*	14,674,546

* Investment did not represent 5% or more of net assets available for benefits at the date reported.

The Plan’s investments (including investments bought, sold and held during the period) depreciated in fair value as follows:

Nokia ADR shares	$(328,242)
Mutual funds	(5,831,923)
Net depreciation in fair value of investments	$(6,160,165)

The Plan earned interest from notes receivable from participants totaling $89,479 during the year ended December 31, 2015.  The Plan earned dividends and other interest income totaling $4,477,703 for the year ended December 31, 2015.

At December 31, 2015, approximately 2% of the Plan’s assets are invested in the Nokia ADR shares.  The Plan owned 216,221 shares with a fair value of $7.02 per share at December 31, 2015.

Note 4 - Fair Value

The Financial Accounting Standard Board (“FASB”) accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include:  Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring Management to develop their own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements December 31, 2015 and 2014

Registered Investment Companies
The shares of registered investment companies are invested in mutual funds which are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”).  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded and are classified as Level 1 investments.

Collective Trust (“CT”)
The Fidelity Managed Income Portfolio II Fund (“CT”) is composed of a fully benefit-responsive investment contract and classified as a level 2 investment.  The CT is valued at NAV and primarily invested in fixed income securities.  The CT is not available in an exchange and active market, however, the fair value is determined based on the observable inputs of underlying investments as traded in an exchange and active market.  There is no restriction in place with respect to the daily redemption of the CT.

Common Stocks
Nokia American Depository Shares (“Nokia ADR shares”) and common stocks held in self-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

December 31, 2015	Level 1	Level 2	Total
Mutual funds:
Mid/large cap fund	$15,699,023	$-	$15,699,023
Fixed income fund	3,872,487	-	3,872,487
Small cap fund	5,533,157	-	5,533,157
Balanced fund	26,754,286	-	26,754,286
International fund	3,437,375	-	3,437,375
Subtotal	55,296,328	-	55,296,328
Nokia ADR common stock	1,518,896	-	1,518,896
Self-directed brokerage accounts:
Interest-bearing cash	154,077	-	154,077
Common stock	1,124,907	-	1,124,907
Mutual funds	1,119,317	-	1,119,317
Other	114,958	-	114,958
Subtotal	2,513,259	-	2,513,259
Collective trust:
Fixed income fund	-	4,540,182	4,540,182
Total investments at fair value	$59,328,483	$4,540,182	$63,868,665

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements December 31, 2015 and 2014

December 31, 2014	Level 1	Level 2	Total
Mutual funds:
Mid/large cap fund	$86,952,346	$-	$86,952,346
Fixed income fund	18,187,438	-	18,187,438
Small cap fund	20,148,218	-	20,148,218
Balanced fund	75,492,437	-	75,492,437
International fund	17,360,170	-	17,360,170
Subtotal	218,140,609	-	218,140,609
Nokia ADR common stock	4,012,129	-	4,012,129
Self-directed brokerage accounts:
Interest-bearing cash	490,264	-	490,264
Common stock	1,829,564	-	1,829,564
Mutual funds	1,237,320	-	1,237,320
Other	169,633	-	169,633
Subtotal	3,726,781	-	3,726,781
Collective trust:
Fixed income fund	-	13,509,274	13,509,274
Total investments at fair value	$225,879,519	$13,509,274	$239,388,793

Nokia USA Inc. Retirement Savings and Investment Plan
Notes to Financial Statements December 31, 2015 and 2014

Note 5 - Stable Value Fund
The Plan invests in investment contracts through the stable value investment option, Fidelity Managed Income Portfolio II (the Fund), a collective investment trust. Contract value is the relevant measurement attribute for this investment as that is the value a participant receives upon redemption. The Fund invests primarily in investment contracts, including guaranteed and security-backed investment contracts to provide daily liquidity. Investment contracts are designed to permit the use of book (or contract) value accounting to maintain a constant $1 unit price and to provide for the payment of participant directed withdrawals and exchanges at book value. The average yield earned by the Fund for the year ended December 31, 2015 was 1.97%. The crediting interest rate for the year ended December 31, 2015 was 1.52%.

Note 6 - Tax Status

An application has been filed with The Internal Revenue Service for determination that the Plan, as designed, is in compliance with the applicable requirements of the Code and is currently pending.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress.

Note 7 - Party-in-Interest Transactions

Parties-in-interest are defined under ERISA as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others.

The Plan purchased and sold approximately ($2,226,691) in Nokia ADR shares during 2015.  The Nokia ADR shares were purchased/sold in the open market at quoted fair market values at the date of purchase/sale. At December 31, 2015, the Plan held 216,222 shares, including outstanding purchases, with a fair value of $1,518,896 including outstanding purchases. The Plan received $61,698 in dividends from Nokia ADR shares. At December 31, 2014, the Plan held 510,320 shares with a fair value of $4,012,129, and the Plan received $192,098 in dividends from Nokia ADR shares.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The fees paid by the Plan totaled $385,739.

The trustees retain as compensation for service provided to the Plan, any interest on amount earned while certain transactions are pending.

The Plan is administered by Fidelity Investments Institutional Operations Company as the record keeper and Fidelity Management Trust Company as the Plan’s trustee.  Accordingly, transactions with the Fidelity Managed Income Portfolio II Fund and the Spartan Extended Market Index Fund qualify as party-in-interest transactions.  Notes receivable from participants also qualify as party-in-interest transactions.

Each of these transactions are exempt from the prohibited transaction rules under ERISA.

  Note 8 - Subsequent Events

The Nokia USA Inc. 401(k) Committee met on the February 10, 2016, and approved an amendment changing the Plan’s governing document from a Prototype Plan to a Volume Submitter plan effective June 6, 2016.

Management of the Plan has evaluated the subsequent events through July 11, 2016, the date the financial statements were available to be issued.

Supplemental Schedules

Nokia USA Inc. Retirement Savings and Investment Plan
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year ended December 31, 2015

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$150

Nokia USA Inc. Retirement Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost**	(e) Current Value
	Allianz NFJ Small Cap Value Fund	Mutual fund		$2,622,736
	American Balanced Fund	Mutual fund		3,687,972
	American EuroPacific Growth Fund	Mutual fund		3,437,375
*	Fidelity Managed Income Portfolio II	Collective investment trust		4,540,182
*	Nokia ADR Shares	ADR shares		1,518,896
	PIMCO Total Return Fund	Mutual fund		3,872,487
*	Spartan Extended Market Index Fund	Mutual fund		3,253,989
	Vanguard Institutional Index Fund	Mutual fund		10,235,490
	Vanguard Small Growth Institutional Index Fund	Mutual fund		2,910,421
	Vanguard Target Retirement 2010	Mutual fund		717,075
	Vanguard Target Retirement 2015	Mutual fund		992,873
	Vanguard Target Retirement 2020	Mutual fund		1,714,254
	Vanguard Target Retirement 2025	Mutual fund		3,314,479
	Vanguard Target Retirement 2030	Mutual fund		2,721,905
	Vanguard Target Retirement 2035	Mutual fund		3,371,455
	Vanguard Target Retirement 2040	Mutual fund		4,447,944
	Vanguard Target Retirement 2045	Mutual fund		2,961,553
	Vanguard Target Retirement 2050	Mutual fund		1,226,531
	Vanguard Target Retirement 2055	Mutual fund		477,914
	Vanguard Target Retirement Funds	Mutual fund		1,064,662
	BTC US Debt Index	Common Collective Trusts		55,670
	Vanguard Windsor II Fund	Mutual fund		2,209,544
	BrokerageLink	Common stocks and mutual funds		2,513,258
	Subtotal			63,868,665

*	Notes receivable from participants	Interest rate is 3.25%, maturing at various dates through 2044		431,005

	Exchange of funds in transit			3,991
				$64,303,661

*     Party-in-interest

**     Not applicable due to investments being participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Nokia USA Inc. Retirement Savings and Investment Plan

Date: July 11, 2016	By:	/s/ Oliver Simon
		Name:	Oliver Simon
		Title:	Plan Administrator

Date: July 11, 2016	By:	/s/ Cristina Hamley
		Name:	Cristina Hamley
		Title:	Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit	Page Number

23.1	Consent of, Independent Registered Public Accounting Firm.

23.2	Consent of, Independent Registered Public Accounting Firm.